# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FREYR Battery, Inc., CIK 0001992243
CUSIP: 35834F104
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 6&8 East Court Square, Suite 300, Newnan, Georgia (GA), 30263
Date of event which requires filing of this statement: 01/03/2025
Amends the filing with accession number 0000950170-24-141714
Filed by CIK 0001888978
Persons authorized to receive notices and communications: Koch, Inc., Attn: Raffaele G. Fazio, 4111 East 37th Street North, Wichita, Kansas (KS), 67220, (316) 828-8310

## Reporting persons
- Wood River Capital, LLC (CIK 0001888978): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 7,167,835; shared voting power 0; sole dispositive power 7,167,835; shared dispositive power 0; aggregate amount beneficially owned 7,167,835 (4.6% of the class)
  Comment: The percentage reflected in row 13 in the table above is calculated using 155,928,253 shares of common stock, par value $0.01 per share (the "Public Shares"), of FREYR Battery, Inc. (the "Issuer"), comprising (i) 140,490,406 Public Shares outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 12, 2024, and (ii) an additional 15,437,847 Public Shares issued in connection with the transaction reported in the Issuer's Current Report on Form 8-K filed with the SEC on December 27, 2024.
- Koch, Inc. (CIK 0002027344): type of reporting person: corporation (CO); citizenship or place of organization: Kansas (KS); source of funds: affiliate funds (AF); sole voting power 7,167,835; shared voting power 0; sole dispositive power 7,167,835; shared dispositive power 0; aggregate amount beneficially owned 7,167,835 (4.6% of the class)
  Comment: The amounts reported in rows 7, 9 and 11 in the table above represent 7,167,835 Public Shares held by Wood River Capital, LLC ("Wood River"). These securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.'s indirect beneficial ownership of Wood River.
  
  The percentage reflected in row 13 in the table above is calculated using 155,928,253 Public Shares of the Issuer, comprising (i) 140,490,406 Public Shares outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, and (ii) an additional 15,437,847 Public Shares issued in connection with the transaction reported in the Issuer's Current Report on Form 8-K filed with the SEC on December 27, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: FREYR Battery, Inc.
Address of issuer's principal executive offices: 6&8 East Court Square, Suite 300, Newnan, Georgia (GA), 30263
Comment: EXPLANATORY NOTE - This Schedule 13D is intended to serve as Amendment No. 5 to the Statement on Schedule 13D (this "Amendment No. 5") related to the common stock, par value $0.01 per share (the "Public Shares"), of FREYR Battery, Inc., a Delaware corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed by certain of the Reporting Persons (as defined below) on July 19, 2021, as amended and restated by Amendment No. 3 thereto filed on August 5, 2024, as further amended by Amendment No. 4 thereto filed on December 31, 2024 (as so amended, the "Initial Schedule 13D", and as further amended by this Amendment No. 5, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Initial Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings herein as are ascribed to such terms in the Initial Schedule 13D. This Amendment No. 5 is jointly filed by Wood River Capital, LLC ("Wood River"), SCC Holdings, LLC ("SCC"), KIM, LLC ("KIM"), Koch Investments Group, LLC ("KIG"), Koch Investments Group Holdings, LLC ("KIGH"), Koch Companies, LLC ("KCLLC"), and Koch, Inc. (each a "Reporting Person," and collectively, the "Reporting Persons"). The information contained in the Schedule 13D shall not be construed as an admission that any of SCC, KIM, KIG, KIGH, KCLLC, or Koch, Inc. is for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Initial Schedule 13D is amended as follows: As of the date hereof, the Reporting Persons hold 7,167,835 Public Shares, representing approximately 4.60% of the outstanding Public Shares. The percentage of the outstanding Public Shares held by the Reporting Persons is calculated using 155,928,253 Public Shares of the Issuer, comprising (i) 140,490,406 Public Shares outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, and (ii) an additional 15,437,847 Public Shares issued in connection with the transaction reported in the Issuer's Current Report on Form 8-K filed with the SEC on December 27, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Initial Schedule 13D is amended as follows: As of the date hereof, the Reporting Persons possess sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 7,167,835 Public Shares reported in the Schedule 13D.
Transactions in the class effected during the past sixty days: Item 5(c) of the Initial Schedule 13D is amended as follows: Except as set forth in this Schedule 13D Amendment, no transactions in the Public Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date of Amendment No. 5. On November 7, 2024, the Reporting Persons sold 31,660 Public Shares at a weighted average price per share of $2.36. On November 12, 2024, the Reporting Persons sold 16,860 Public Shares at a weighted average price per shaere of $2.36. On November 14, 2024, the Reporting Persons sold 571,616 Public Shares at a weighted average price per share of $2.37. On November 19, 2024, the Reporting Persons sold 207,412 Public Shares at a weighted average price per share of $2.36. On November 21, 2024, the Reporting Persons sold 522,452 Public Shares at a weighted average price per share of $2.45. On December 26, 2024, the Reporting Persons sold 50,000 Public Shares at a weighted average price per share of $3.01. On December 27, 2024, the Reporting Persons sold 450,000 Public Shares at a weighted average price per share of $2.97. On December 30, 2024, the Reporting Persons sold 600,000 Public Shares at a weighted average price per share of $2.72. On December 31, the Reporting Persons solid 60,329 Public Shares at a weighted average price per share of $2.58. On January 2, 2025, the Reporting Persons sold 800,000 Public Shares at a weighted average price per share of $2.74. On January 3, 2025, the Reporting Persons sold 800,000 Public Shares at a weighted average price per share of $2.86. On January 6, 2025, the Reporting Persons sold 221,836 Public Shares at a weighted average price per share of $2.66. The Reporting Persons undertake, upon request by the staff of the Securities and Exchange Commission, to provide full information regarding the number of Public Shares sold at each separate price. The transactions referenced in this Item 5(c) were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) of the Initial Schedule 13D is amended as follows: Except as described herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of January 3, 2025, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Public Shares. Accordingly, the filing of this Amendment No. 5 represents the final amendment to the Schedule 13D for the Reporting Persons and constitutes an exit filing for each Reporting Person.

## Signatures
- Wood River Capital, LLC: Raffaele G. Fazio, Vice President and Secretary (01/07/2025)
- Koch, Inc.: Raffaele G. Fazio, Assistant Secretary (01/07/2025)